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03037499

NOV 18 2003

November 14, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated October 17, 2003, announcing the introduction of a new pricing mechanism for beams by Arcelor Long Commercial; (ii) a press release dated October 31, 2003, announcing the sale of Arcelor's "Distribution Pum Plastiques" business; and (iii) a press release dated November 13, 2003, announcing Arcelor's third quarter results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Enclosure
cc: Martine Hue
Arcelor SA

DW 11/18

#262371.4

arcelor

PRESS RELEASE

Arcelor Long Commercial to introduce scrap price related pricing mechanism on beams

Luxembourg, October 17th 2003 - Arcelor Long Commercial, the European market leader in long carbon steel products will apply a new pricing mechanism for beams taking into account the evolution of scrap prices.

To address the consequences of the volatility of steel scrap supply and cost, the company has decided to apply surcharges or discounts if scrap prices fluctuate outside a given price band. The new mechanism will be applied on shipments as of November 1st, 2003. The surcharge or discount will be determined on the basis of the monthly evolution of a representative European scrap price level.

If the average scrap price observed on a monthly basis is outside the EUR 85-105 per ton price range, a surcharge respectively a discount will be applied on shipments as of the first day of the following month. If scrap prices remain within the EUR 85-105 per ton range, the mechanism will not apply.

Investor relations
Martine Hue : +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98

File No. 82-34727

arcelor

Press release

ARCELOR sells its " Distribution Pum Plastiques " business

Luxembourg, October 31st, 2003

Arcelor announces that its subsidiary PUM has signed an agreement regarding the sale of its Plastics business (Pum Plastiques Group) to the company Point. P (Saint-Gobain Group).This deal, realized considering an enterprise value around 185 million euros, will be concluded by year end.

Pum Plastiques, specialized in the distribution of plastic products, for the Construction and Infrastructures markets, expects a turnover of 234 million euros in 2003, with a workforce of more than 860 persons. Its distribution network includes 127 agencies in France, Spain, Poland and Belgium.

Joining Saint-Gobain Group, Pum Plastiques will be integrated in the strategic development of a highly competitive world leader in the construction sector.

This transaction will be submitted to the anti-trust authorities and the information and consultation of the appropriate bodies representing the workforce.

With 104 000 employees in over 60 countries. Arcelor is the world's largest steel producer, with a production of around 44 million tons of steel and a pro forma turnover of more than 26.6 billion euros in 2002.

Investor relations

Martine Hue :
+352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98

arcelor

PRESS RELEASE

2003 3rd Quarter Results

- **Higher Net Result**
- **Significant Reduction of Net Financial Debt**

Luxembourg, November 13, 2003

The Board of Directors met on November 13, 2003 under the chairmanship of Joseph Kinsch and reviewed the consolidated accounts for the third quarter of 2003.

Beyond the traditional seasonal effect, the summer break has been characterized by a pronounced slow down of activity throughout Europe. In a mediocre business environment, the Group reports contrasting results across its sectors.

Consolidated net result, Group share, for the third Quarter of 2003, was €101m.

Revenues for the Group for the first nine months of 2003 amounted to €19,451m, compared with €20,143m (proforma) for the same period last year (-1.9% on a comparable basis). Net result, Group share, amounted to €459m for the first nine months of 2003 compared with €159m (proforma) at the end of September 2002.

Consolidated revenues in the third quarter of 2003 were €5,869m compared with €6,438m for the same period last year, or a decrease by 8.8% (-4.2% on a comparable basis). The main reason for such a decline is a sharp reduction in shipments.

Consolidated Gross Operating Result amounted to €416m compared with €511m in the third quarter 2002, but margins held well in what has been a tougher environment (7.1% versus 7.9% in the third quarter 2002).

Consolidated Operating Result was €169m compared with €260m in the third quarter 2002.

After net financial charges of €35m, a contribution from associates of €40m and income taxes of €33m, **consolidated net result**, Group share, was €101m compared with €56m for the same period last year.

Group Key Figures

In millions of euros Unaudited	3rd Quarter 2002*	3rd Quarter 2003	9 months 2002*,**	9 months 2003
Revenues	6,438	5,869	20,143	19,451
Gross Operating Result	511	416	1,392	1,692
Operating Result	260	169	648	914
Net Result, Group share	56	101	159	459
Earnings per Share *(in euro)*	0.12	0.21	0.33	0.96

** Adjusted after allocation of negative goodwill. Comparable to 2003.*
*** Proforma.*

Evolution of Net Financial Debt

At September 30, 2003, **net financial debt** amounted to €5,492m, compared with €5,993m at the end of 2002 and €5,856m at 30 June, 2003. Net debt to Equity ratio was reduced to 0.65 from 0.75.

The Group is on its way to accelerate debt reduction thanks to a good management of its working capital requirements, helped by the seasonal slow down in activity, and to a strict control over capital expenditures. Debt reduction remains the priority of the Group for the remainder of the year.

In millions of euros	Dec. 31, 2002	Sept. 30, 2003*
Shareholders' Equity(1)	8,020	8,414
Net Financial Debt	5,993	5,492
Net Financial Debt / Shareholders'Equity(1)	0.75	0.65

** Unaudited.*
(1) Including minority interests and residual negative goodwill (IFRS).

Flat Carbon Steel

Revenues for the Flat Carbon Steel sector were €3,165m in the third quarter of 2003 compared with €3,099m for the same period last year. This represents a 2.1% increase (-2.4% on a comparable basis). Gross Operating Result declined slightly to €256m from €264m and the margin remained quasi-stable (8.1% versus 8.5% in the third quarter of 2002).

Results held relatively well in a context characterised by a poor demand and the implementation by Arcelor of a rigorous commercial policy. This performance is due to

higher average selling prices, benefits of synergies and the impact of a favourable Euro/USD exchange rate on costs.

At 5.651 million metric tons, shipments are down by 10.6% compared with the third quarter of 2002 (6.320 mt). This severe cut back in total deliveries is mainly due to a drop in shipments of finished products to the General Industry segment by more than 23%. Shipments to the Packaging and Auto industries did not fall or marginally.

Long Carbon Steel

Revenues for the Long Carbon Steel sector were €1,064m in the third quarter of 2003 compared with €1,008m for the same period last year. This represents a 5.6% increase (5.4% on a comparable basis). Gross Operating Result went up to €141m from €129m and the margin came back to satisfactory levels (13.3% versus 12.8% in the third quarter of 2002).

The rise in selling prices almost offset higher costs of input (scrap). Shipments increased by 2.2%, to 2.932 mt in the third quarter of 2003 from 2.869 mt for the same period last year.

Stainless Steel, Alloys & Specialty Plates

Revenues for the Stainless Steel sector were €916m in the third quarter of 2003 compared with €992m for the same period last year. This represents a 7.7% decrease (-8.9% on a comparable basis). Gross Operating Result went down to zero from €61m.

The sector reported very difficult business conditions for almost all of its operational units. September deliveries could not compensate for the collapse in demand which took place in July and August.

The poor performance of the sector compared with the third quarter 2002 can be explained by a reduction in shipments by 6.7% (501kt vs. 537kt), lower selling prices and a rise in cost of inputs.

Distribution, Transformation, Trading

Revenues for the DTT sector were €1,743m in the third quarter of 2003 compared with €2,379m for the same period last year. This represents a 26.7% decline (-11.5% on a comparable basis). Gross Operating Result fell to €29m from €120m, generating a 1.7% margin versus 5% last year.

The results of the DTT sector reflect the choice made by the Group favouring a rigorous commercial policy, strictly adapted to the bare needs of the market. The Group also recognizes that European demand has been much weaker than during the 2002 summer break.

Attempts to sustain positive margins caused a sharp decline in deliveries.

Revenues, Gross Operating Result and Operating Result by sector

In millions of euros ***Unaudited***	3rd Quarter 2002*					3rd Quarter 2003				
	Revenues	**Gross Op. Result**	**%**	**Op. Result**	**%**	**Revenues**	**Gross Op. Result**	**%**	**Op. Result**	**%**
Flat Carbon Steel	3,099	264	8.5%	124	4.0%	3,165	256	8.1%	112	3.5%
Long Carbon Steel	1,008	129	12.8%	87	8.6%	1,064	141	13.3%	104	9.8%
Stainless, Alloys & Specialty Plates	992	61	6.1%	27	2.7%	916	0	0.0%	-42	-4.6%
Distribution, Transformation, Trading	2,379	120	5.0%	94	4.0%	1,743	29	1.7%	12	0.7%
Others	*199*	*-49*	*n.a.*	*-58*	*n.a.*	*187*	*-8*	*n.a.*	*-15*	*n.a.*
Intra-Group	*-1,239*	*-14*	*n.a.*	*-14*	*n.a.*	*-1,206*	*-2*	*n.a.*	*-2*	*n.a.*
Total	**6,438**	**511**	**7.9%**	**260**	**4.0%**	**5,869**	**416**	**7.1%**	**169**	**2.9%**

** Adjusted after allocation of negative goodwill. Comparable to 2003.*

Prospects

Global steel apparent consumption, excluding China, should grow by 1% this year and 3% next year. Within the European Union (15), 2003 could end up showing a slight decline in apparent consumption by 0.5%.

The voluntary cut backs in deliveries from a number of European steel makers helped in the destocking process of steel consuming sectors throughout the third quarter. The level of inventories had indeed increased in the second quarter due to imports. The slight pick up in demand expected from these industries in the fourth quarter should favour a small increase in steel apparent consumption by the end of the year.

Furthermore, in a global context of growing pressure on cost of inputs, the Group contemplates a price increase for the first quarter of 2004.

At September 30, 2003, the results of Arcelor do not take into account any exceptional items linked to the *strategic orientations* announced earlier this year, in January for the Flat Carbon Steel sector and in May for the Stainless Steel sector, or any provisions linked to a decision to accelerate cost cutting.

The year-end financial statements will however include exceptionals relating to these announcements, the Stainless Steel sector being the most impacted.

Furthermore, given the continuous and rapid deterioration of the stainless steel market in the United States and of the situation of J&L, and based on a detailed analysis about the likely future of that subsidiary – for which the viability of the current configuration cannot be assured – the Board of Directors has asked the Management Board to implement immediately the most appropriate scenario, which could lead to the closure of facilities and would also include negotiations with the labor representatives.

Apart from the above-mentioned exceptional items, and in the context of continuous production adjustments, the Group should post an operating income for the fourth quarter in line with market expectations.

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors, consumer demand, steel prices, economic conditions and other factors.

Investor relations
Martine Hue:
+352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98